Exhibit 99.3

NEWS RELEASE

GOLDGROUP ANNOUNCES LEADERSHIP TRANSITION AS COMPANY ADVANCES NEXT PHASE OF GROWTH

Board Focused on Executing Growth Strategy Following Transformational Combination

Vancouver, British Columbia – July 27, 2026 – Goldgroup Mining Inc. ("Goldgroup" or the "Company") (TSXV: GGA; NYSE American: GORO) today announced a leadership transition as the Company continues integrating its recently completed merger and advances its strategy of building a leading intermediate precious metals producer.

Effective immediately, Javier Reyes, Chair of the Board of Directors, has been appointed Interim Chief Executive Officer while the Board commences a comprehensive search for a permanent Chief Executive Officer. Mr. Reyes will continue to work closely with the Company's experienced executive and operational leadership team to execute Goldgroup's strategic priorities.

Allen Palmiere will transition from his role as President and Chief Executive Officer and is expected to remain in an advisory capacity to support an orderly leadership transition.

"On behalf of the Board of Directors, I want to sincerely thank Allen for his leadership, dedication and significant contributions to both Gold Resource Corporation and the successful combination with Goldgroup," said Javier Reyes, Chair and Interim Chief Executive Officer. "His efforts have helped establish a strong platform from which we can continue building the Company's future, and we appreciate his ongoing support during this transition."

Reyes continued, "Goldgroup enters this next chapter from a position of strength. We have a diversified portfolio of producing operations and development assets, an active exploration pipeline, an experienced technical and operating team, and the financial resources necessary to execute our business plan. Our priorities remain clear: safely optimize our operations, expand our resource base, advance our development projects, and create sustainable long-term value for our shareholders."

The Company remains focused on successfully integrating its assets while advancing multiple value-creation initiatives across its portfolio, including optimizing operations at the Don David Mine, continued resource expansion and exploration drilling, advancement of the San Francisco restart strategy, growth opportunities at Cerro Prieto, and continued progress on the Back Forty Project.

The Company's strategic direction remains unchanged and the strength of its assets, technical expertise and disciplined capital allocation provide a solid foundation for future growth.

About Goldgroup Mining Inc.

Goldgroup is a Canadian-based precious metals company focused on building a premier intermediate gold and silver producer through disciplined operations, organic growth and strategic acquisitions. The Company owns producing mines and development-stage assets in Mexico together with the Back Forty Project in Michigan, providing multiple opportunities for resource growth, production expansion and long-term value creation.

The Company's portfolio includes the producing Don David Gold Mine in Oaxaca, the Cerro Prieto Gold Mine and the San Francisco Project in Sonora, Mexico, together with the Back Forty Project in Michigan.

Goldgroup is led by an experienced team with extensive expertise in mine development, operations, exploration and corporate finance throughout the Americas.

For additional information, please visit www.goldgroupmining.com.

On behalf of the Board of Directors

“Javier Reyes”

Javier Reyes, Chair and Interim CEO

For more information:

+1 (604) 306-6867
410 – 1111 Melville St.
Vancouver, BC, V6E 3V6
www.goldgroupmining.com
ir@goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

CAUTIONARY NOTES REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release may be considered “forward-looking information” (within the meaning of applicable Canadian securities law) and “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995). Forward-looking statements relate to analyses and other information that are based on forecasts of future results, as well as estimates and assumptions of management.

These forward-looking statements reflect Goldgroup’s current internal projections, expectations or beliefs and are based on information currently available to Goldgroup. In some cases, forward-looking information can be identified by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “projects,” “potential,” “scheduled,” “forecast,” “budget” or the negative of those terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include the Company’s expectations regarding Mr. Palmiere’s continued service as an advisor to the Company, the Company’s expectations regarding a search for a new Chief Executive Officer, the adequacy of the Company’s financial resources, and the Company’s near-term strategic priorities.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking information, and are developed based on assumptions about such risks, uncertainties and other factors, including, without limitation, the timing of a search for the next Chief Executive Officer, whether the parties will agree on an arrangement whereby Mr. Palmiere will continue to serve the Company in an advisory role, and the risk factors disclosed in Goldgroup’s annual information form dated June 10, 2026 and other continuous disclosure materials available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Any and all of the forward-looking information contained in this news release is qualified by these cautionary statements.

Although Goldgroup believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Goldgroup expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as may be required by, and in accordance with, applicable securities laws.

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